UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 25, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

MAJOR TRANSACTION

PURCHASE OF SEVENTY AIRBUS A320NEO AIRCRAFT

25 April 2014

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2012 Agreement”	means the agreement entered into on 23 November 2012 by the Company with Airbus SAS regarding the purchase of sixty brand new Airbus A320 series aircraft from Airbus SAS;

“Acquisition”	means the purchase of the Airbus Aircraft by the Company under the Purchase Agreement;

“Airbus Aircraft”	means seventy brand new Airbus A320NEO aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Announcement”	means the announcement of the Company dated 28 Febr uary 2014 r egar ding, among others, the Company’s entry into the Purchase Agreement with Airbus SAS regarding the Acquisition;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company dir ectly or indir ectly holding approximately 64.35% of its issued share capital as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

DEFINITIONS

“Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Airbus Air craft (taking into account the price concessions);

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 22 April 2014, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchase Agreement”	means the agreement entered into on 28 February 2014 by the Company (as purchaser) with Airbus SAS (as seller) regarding the Acquisition;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“United States”	means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.12 is used in this circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
2550 Hongqiao Road
Independent non-executive Directors:		Shanghai
Sandy Ke-Yaw Liu		PRC
Ji Weidong
Shao Ruiqing		Principal place of business in Hong Kong:
Li Ruoshan		Unit B, 31/F.
Ma Weihua		United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

25 April 2014

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

PURCHASE OF SEVENTY AIRBUS A320NEO AIRCRAFT

1. INTRODUCTION

Reference is made to the Announcement regarding, among others, the Company’s purchase of the Airbus Aircraft from Airbus SAS pursuant to the Purchase Agreement.

The Purchase Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

2.	THE PARTIES

The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing and selling aircraft.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.	THE PURCHASE AGREEMENT

On 28 February 2014, the Company (as the purchaser) entered into the Purchase Agreement with Airbus SAS (as the seller) regarding the Acquisition.

Based on the information provided by Airbus SAS, the total asset value of the Airbus Aircraft, as determined by reference to the relevant catalog price in 2012 supplied by Airbus SAS, amounts in aggregate to approximately USD6.37 billion (equivalent to approximately RMB38.984 billion).

Consideration

The aircraft basic price of the Airbus Aircraft in aggregate is approximately USD6.37 billion (equivalent to approximately RMB38.984 billion) based on the relevant price catalog in 2012. Such aircraft basic price comprises the airframe price, engine price and optional features price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Airbus Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Airbus Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in the Announcement and this circular. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for, and has obtained from the Stock Exchange, a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

LETTER FROM THE BOARD

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is comparable to price concessions granted to the Company under the 2012 Agreement. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding

The Consideration is payable by cash in United States dollars in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery

The Airbus Aircraft are expected to be delivered to the Company in stages from 2018 to 2020.

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company

The Airbus Aircraft will primarily be used to satisfy the increasing demand for medium and short-haul passenger air transportation routes, to increase the Company’s capacity in medium and short-haul passenger air transportation routes, and to enhance the routes network of the Company. The purchase of the Airbus Aircraft will further optimise the Company’s fleet, reduce unit jet fuel consumption and unit operating cost of the Company and strengthen the Company’s competitiveness in the civil aviation market.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 12.65% (based on the ATKs of the Company as at 31 December 2012).

The Acquisition has been approved by the Directors at the fifth ordinary meeting of the seventh session of the Board. The Acquisition is subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

LETTER FROM THE BOARD

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Financial impact of the Acquisition

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by installments, it is not expected to have substantial impact on the Company’s cashflow position or its business operations.

The Acquisition is not expected to result in a material impact on the earnings, assets and liabilities of the Group.

4.	IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly holds 5,072,922,927 A shares of the Company and indirectly holds 457,317,073 A shares of the Company and 2,626,240,000 H shares of the Company through its wholly-owned subsidiaries, representing in aggregate approximately 64.35% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

5.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2012, 2011 and 2010, and the audited consolidated financial results of the Group for the year ended 31 December 2013, together with the accompanying notes to the financial statements, can be found on pages 88 to 208 of the annual report of the Company for the year ended 31 December 2012, pages 78 to 197 of the annual report of the Company for the year ended 31 December 2011 and pages 101 to 220 of the annual report of the Company for the year ended 31 December 2010, and pages 1 to 19 of the annual results announcement of the Company for the year ended 31 December 2013, respectively. Please also see below the hyperlinks to the said reports and results announcement:

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0912/LTN20130912586.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0419/LTN20130419839.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0418/LTN20120418666.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0326/LTN201403261208.pdf

Please also refer to the 2013 annual report of the Company to be published on the Stock Exchange’s website on 25 April 2014.)

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 28 February 2014, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings

The Group had total outstanding indebtedness of approximately RMB78,163 million as at 28 February 2014. The table below sets forth the Group’s total outstanding indebtedness as at 28 February 2014:

		Total
		RMB
	Notes	(in million)
Bills payable		40
Bank loans and other loans	(1)	43,674
Corporate bonds	(1)	9,487
Finance lease obligations	(2)	24,962

Total		78,163

APPENDIX I	FINANCIAL INFORMATION

Notes:

(1)	The Group’s bank loans, other loans and corporate bonds with an aggregate amount of approximately RMB14,702 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft, buildings, machinery and land use rights with an aggregate net book value of approximately RMB20,166 million.

(2)	The Group’s finance lease obligations with an aggregate amount of approximately RMB24,962 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB35,785 million as at 28 February 2014.

Contingent liabilities

As at 28 February 2014, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities, as at 28 February 2014, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantee.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Acquisition and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated modern aviation services and logistics services provider.

APPENDIX I	FINANCIAL INFORMATION

With the possible recovery of global economy and also the steady growth of local economy in 2014, the tourism market will develop rapidly and the growth in aviation market in China will also be maintained. However, with intensive competition in the industry resulting from the rapid growth of transportation ability in the domestic aviation market, rapid development of domestic and overseas low-cost airways, fluctuation of fuel prices due to geopolitical factors, fluctuation in RMB exchange rate and the impact of high-speed railways becoming normal, the Group will encounter a situation with both opportunities and challenges.

Based on its transformation and development, ability enhancement and brand building, the Group’s overall direction for 2014 will be dedicated to the promotion of operation networking and experiential service, accelerating informatisation and marketisation, so as to strive to establish a world class airline.

Financial outlook

In 2014, the Group will focus on: (1) reinforcing foundations of safety management and implementing safety responsibilities to ensure continued safe operation; (2) working around hub construction by optimising its route network and refining its cabin management in order to enhance its marketing ability of passenger and freight transport operation; (3) improving service procedures and refining service standard to improve its service quality and upgrade the Company’s brand; (4) intensifying its efforts in comprehensive budget management to control costs strictly and expanding financing channels to reduce cost while increasing efficiency; (5) based on its information technology construction, accelerating the innovation of business models and continuing with the transformation and development of passenger and freight transport operations. The Group will strive to improve its competitiveness and achieve new record of results.

MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2012, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This cir cular, for which the Dir ectors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held –	which the A shares
Name	Position	Personal interest	were held
Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960 A shares (Note 1)	Beneficial owner
Tang Bing	Director, Vice President	0	–
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Xi Sheng	Supervisor	0	–
Ba Shengji	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares	Beneficial owner
Tian Liuwen	Vice President	0	–

APPENDIX II	GENERAL INFORMATION

		Number of	Capacity in
		shares held –	which the A shares
Name	Position	Personal interest	were held
Feng Liang	Vice President	0	–
Sun Youwen	Vice President	83,531	Beneficial owner
		(Note 3)
Wang Jian	Board Secretary,	0	–
	Joint Company Secretary,
	Authorised Representative
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1:	representing approximately 0.000031% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.000029% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.000659% of the Company’s total issued shares as at the Latest Practicable Date.

H shares appreciation rights

On 9 November 2012, the Company’s general meeting approved the “H Shares Appreciation Rights Scheme of China Eastern Airlines Company Limited” with an aim to provide medium to long term incentive to certain Directors, senior management, key technical and managerial personnel of the Company and promote the continuous development of the business of the Group.

As at the Latest Practicable Date, the particulars of H shares appreciation rights granted to the Directors and senior management of the Company were as follows:

			The
			proportion
			of shares	The
		Number of	appreciation	proportion
		shares	rights	of shares
		appreciation	granted to	appreciation
		rights	total issued	rights
		granted (Ten	share capital	granted to
		thousand	of the	total issued
Name	Position	shares)	Company	H Shares
Liu Shaoyong	Chairman	100	0.0079%	0.0238%
Ma Xulun	Vice Chairman, President	100	0.0079%	0.0238%
Xu Zhao	Director	86	0.0068%	0.0205%
Gu Jiadan	Director	86	0.0068%	0.0205%
Li Yangmin	Director, Vice President	86	0.0068%	0.0205%
Tang Bing	Director, Vice President	86	0.0068%	0.0205%

APPENDIX II	GENERAL INFORMATION

			The
			proportion
			of shares	The
		Number of	appreciation	proportion
		shares	rights	of shares
		appreciation	granted to	appreciation
		rights	total issued	rights
		granted (Ten	share capital	granted to
		thousand	of the	total issued
Name	Position	shares)	Company	H Shares
Wu Yongliang	Vice President,	71	0.0056%	0.0169%
	Chief Financial Officer
Tian Liuwen	Vice President	71	0.0056%	0.0169%
Feng Liang	Vice President	57	0.0045%	0.0136%
Sun Youwen	Vice President	57	0.0045%	0.0136%
Wang Jian	Board Secretary,	57	0.0045%	0.0136%
	Joint Company
	Secretary,
	Authorised Representative

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Xi Sheng (a supervisor of the Company) and Mr. Ba Shengji (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

MISCELLANEOUS

Joint Company Secretary

Mr. Wang Jian who holds a Master’s degree in Business Administration and an Executive Masters degree of Business Administration, is a joint company secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company for three years with effect from 6 April 2012.

Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

Service Contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2012 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.	On 24 August 2012, Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”) (a wholly-owned subsidiary of the Company) entered into a shareholders’ agreement with Jetstar International Group Holdings Co. Limited (“Jetstar International”) (a wholly-owned subsidiary of Qantas Airways Limited (“Qantas”)), pursuant to which the parties agreed to establish Jetstar Hong Kong Limited (“Jetstar Hong Kong”), a Hong Kong-based, Jetstar-branded low-cost airline. On 5 June 2013, Eastern Air Overseas, Jetstar International, Go Harvest Investment Limited (“Shun Tak Investor”), a wholly owned Hong Kong-based subsidiary of Shun Tak Holdings Limited and Jetstar Hong Kong entered into a restated and amended shareholders’ agreement, pursuant to which Shun Tak Investor will become a new strategic shareholder of Jetstar Hong Kong, subject to the completion of necessary filings with the relevant authorities in the PRC, and will hold one-third of the total issued share capital of Jetstar Hong Kong. For more details, please refer to the announcements of the Company dated 23 March 2012, 24 August 2012 and 5 June 2013.

2.	On 22 August 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to acquire and CEA Holding agreed to sell the 20% equity interests in 中國聯合航空有限公司 (China United Airlines Co., Ltd.) held by CEA Holding for a consideration of RMB83,951,873.97. After the completion of the acquisition, China United Airlines Co., Ltd. will become a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 22 August 2012.

3.	On 11 September 2012, CEA Holding and 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) (“CES Finance”), entered into an A shares subscription agreement (“A Shares Subscription Agreement”) with the Company. Pursuant to the A Shares Subscription Agreement: (a) CEA Holding will, at the subscription price of RMB3.28 per share, subscribe in cash for 241,547,927 new A shares with a total subscription price of RMB792,277,200.56; and (b) CES Finance will, at the subscription price of RMB3.28 per share, subscribe in cash for 457,317,073 new A shares with a total subscription price of RMB1,499,999,999.44 (“A Share Subscription”). Simultaneously with the entering into of the A Shares Subscription Agreement, 東航 國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (“CES Global”) entered into a H shares subscription agreement (“H Shares Subscription Agreement”) with the Company. Pursuant to the H Shares Subscription Agreement, CES Global will, at the subscription price of HK$2.32 per share, subscribe in cash for 698,865,000 new H shares with a total subscription price of HK$1,621,366,800 (“H Share Subscription”). The A Shares Subscription Agreement and H Shares Subscription Agreement were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 9 November 2012 and the A Share Subscription and H Share Subscription were completed on 17 April 2013 and 21 June 2013 respectively. For more details, please refer to the Company’s announcements dated 11 September 2012, 9 November 2012, 4 February 2013, 25 February 2013, 10 April 2013, 17 April 2013 and 21 June 2013 and circular dated 24 September 2012.

APPENDIX II	GENERAL INFORMATION

4.	On 6 December 2012, the Company entered into an agreement with CEA Holding, pursuant to which the Company agreed to purchase and CEA Holding agreed to sell 13.98% of the entire issued share capital of 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“Shanghai Tours”) held by CEA Holding for a consideration of RMB20,693,000. After the completion of the acquisition, Shanghai Tours will become a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 6 December 2012.

5.	On 6 December 2012, the Company entered into an equity transfer agreement with 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company) (“COSCO Group”), pursuant to which the Company agreed to acquire 29.7% equity interests in 上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co., Ltd.) (“Eastern Logistics”) from COSCO Group in consideration of RMB562,266,000. The acquisition has completed and Eastern Logistics is now a wholly-owned subsidiary of the Company. The acquisition constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 6 December 2012.

6.	On 27 December 2012, Shanghai Tours, which is a wholly-owned subsidiary of the Company, entered into an agreement with 東航旅業投資（集團）有限公司 (Eastern Air Tourism Investment Group Co., Ltd) (“Eastern Tourism”) and 上海東美航空旅遊有 限公司(Shanghai Dongmei Aviation Travel Co., Ltd) (“Shanghai Dongmei”), pursuant to which (i) Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell the 45% of the issued share capital of 西安東美航空旅遊有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd) (“Xi’an Dongmei”) held by Eastern Tourism; and

(ii)   Shanghai Tours agreed to purchase and Shanghai Dongmei agreed to sell the 55% of the issued share capital of Xi’an Dongmei held by Shanghai Dongmei for a total consideration of RMB3,300,400 (comprising RMB1,485,200 payable by Shanghai Tours to Eastern Tourism and RMB1,815,200 payable by Shanghai Tours to Shanghai Dongmei). Upon completion, Xi’an Dongmei will become a wholly-owned subsidiary of Shanghai Tours and thus an indirectly wholly-owned subsidiary of the Company.

On 27 December 2012, Shanghai Tours entered into an agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which (i) Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell the 45% of the issued share capital of 昆 明東美航空旅遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd) (“Kunming Dongmei”) held by Eastern Tourism; and (ii) Shanghai Tours agreed to purchase and Shanghai Dongmei agreed to sell the 55% of the issued share capital of Kunming Dongmei held by Shanghai Dongmei, at a total consideration of RMB10,551,000 (comprising RMB4,748,000 payable by Shanghai Tours to Eastern Tourism and RMB5,803,000 payable by Shanghai Tours to Shanghai Dongmei). Upon completion, Kunming Dongmei will become a wholly-owned subsidiary of Shanghai Tours and thus an indirectly wholly-owned subsidiary of the Company.

APPENDIX II	GENERAL INFORMATION

On 10 January 2013, Shanghai Tours entered into an agreement with Eastern Tourism, pursuant to which Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell the entire issued share capital of 上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd) held by Eastern Tourism at a consideration of RMB11,876,200. Upon completion, Shanghai Eastern Air International Travel Service Co., Ltd will become a wholly-owned subsidiary of Shanghai Tours and thus an indirectly wholly-owned subsidiary of the Company.

Each of the acquisitions above constitutes a connected transaction of the Company. For more details, please refer to the Company’s announcement dated 10 January 2013.

7.	On 27 September 2013, in order to secure a professional, stable and reliable operation for the Company’s media and advertising resources, the Company entered into an agreement with 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd) (“CES Media”), pursuant to which the Company and certain of its subsidiaries agreed to transfer the exclusive rights to use certain media and advertising resources of the Company to CES Media and certain of its subsidiaries at a consideration of RMB237 million for a period of 15 years (from 1 January 2014 to 31 December 2028) under the terms and conditions in the agreement. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company and the transaction constitutes a connected transaction of the Company under the Listing Rules. For details, please refer to the announcement of the Company dated 27 September 2013 issued in Hong Kong.

8.	On 24 December 2013, the Company and CEA Holding, both being the shareholders of CES Media, agreed the capital injection of RMB80 million to CES Media on a pro-rata basis in cash. Out of such RMB80 million, the Company will contribute a pro-rata amount of RMB36 million in cash and CEA Holding will contribute the remaining pro-rata amount of RMB44 million in cash. CES Media is a subsidiary of and thus an associate of CEA Holding, which in turn is a controlling shareholder of the Company. As such, CES Media is a connected person of the Company. The contribution by the Company constitutes a connected transaction of the Company under the Listing Rules. This capital injection has been completed. The capital injection will enable CES Media to enhance its market competitiveness and promote sustainable development in the future, thereby enhancing the Company’s ability to obtain stable investment income. For details, please refer to the announcement of the Company dated 24 December 2013 issued in Hong Kong.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX II	GENERAL INFORMATION

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2011, 2012 and 2013 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company; and

(5)	the Purchase Agreement.

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